Exhibit 12.1
Wright Medical Group N.V.
Ratio of Earnings to Fixed Charges
The following table presents Wright Medical Group N.V.'s historical ratios of earnings to fixed charges for the years ended December 27, 2015 and December 31, 2014, 2013, 2012, and 2011. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Fiscal year ended
	December 27, 2015(1)	December 31, 2014(1)	December 31, 2013(1)	December 31, 2012(1)	December 31, 2011(1)
Ratio of earnings to fixed charges	(4.51)	(11.30)	(11.56)	0.71	(0.45)

(1)
Earnings were inadequate to cover fixed charges for the years ended December 27, 2015 and December 31, 2014, 2013, 2012, and 2011 by $242.2 million, $246.8 million, $230.4 million, and $3.4 million, respectively.